

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 17, 2014

Via E-mail
Richard A. Boehne
President and Chief Executive Officer
The E.W. Scripps Company
312 Walnut Street
Cincinnati, Ohio 45202

Re: **The E.W. Scripps Company**
Registration Statement on Form S-4
Filed November 20, 2014
File No. 333-200388

Dear Mr. Boehne:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please provide us with form of the Scripps and Journal Communications proxy cards or file them with the proxy statement as soon as practicable.

Dear Shareholder Letter

2.   Please significantly revise to shorten your Dear Shareholder letter, addressing here only the most significant points of the proposed transactions within your letter, and

leaving the more detailed disclosure to your Question and Answer and Summary sections of your proxy.

Questions and Answers about the Special Meeting, page i

3.   Please revise to include a separate Q&A that discusses how the ratio of shares to be received by Scripps shareholders and Journal Communications shareholders was determined.

What will Scripps shareholders receive in the transactions?, page i

4.   Please revise to break out under a separate question and answer why the Scripps Board determined to pay out a $60 million dividend on a pro rata basis immediately prior to completion of the broadcast merger.

What will Scripps shareholders receive in the transactions?, page i

What will Journal shareholders receive in the transactions?, page ii

5.   Please revise each Q&A to briefly discuss the intermediary step of Scripps Spinco and Journal Spinco. Please indicate how many shares of each Spinco the respective shareholders will receive, albeit held for them by the exchange agent.

What are the proposals on which holders of common voting shares of Scripps are being asked to vote?, page ii

6.   Please revise here, or under a separate question and answer, to briefly discuss the reasons underlying the amendment to your articles of incorporation by means of a one class capital structure, namely to avoid violation of FCC regulations.

Are any Scripps shareholders already committed to vote in favor of the Scripps amendment proposal or the Scripps share issuance proposal?, page iv

Are any Journal shareholder already committed to vote in favor of the Journal spin-off proposal or the Journal merger proposal?, page iv

7.   Your disclosures here appear to differ from disclosures on page 10 concerning voting by Scripps' directors and executive officers, and voting by Journal's directors and executive officers. Please revise or advise. Also, please confirm if true that the 93% of Scripps common shares voted under the Scripps Family Agreement are not committed to vote in favor of the Scripps amendment proposal or share issuance proposal.

What are the material U.S. federal income tax consequences of the transactions to holders of Scripps common shares and Journal common shares?, page vii

8.   Because the tax consequences are material, a waiver of the condition that the parties receive favorable tax opinions and any related changes in the tax consequences to investors would constitute material changes to your prospectus, requiring amendment and resolicitation. If the tax opinion conditions are waivable, please confirm that Scripps will recirculate and resolicit if there is a material change in tax consequences and the condition is waived, or advise us why you believe it is not necessary to do so. Please note also our position that the executed tax opinions must still be filed prior to effectiveness, regardless of your undertaking to recirculate and resolicit.

Chart Disclosures concerning Pre- and Post-Spin Structures, page 4

9.   We note that while you intend to register the shares of Journal Media Group, Inc. to be issued to Scripps and Journal shareholders, you are apparently not registering shares of either Scripps Spinco or Journal Spinco. Please provide us with the exemption from registration you are relying upon, and the analysis whereby you determined the exemption is available.

10.   Please consider additional disclosure within your chart illustrating the exchange of Spinco shares for the shares of Journal Media Group, whether by dotted lines and arrows or some other means.

Conditions to the Closing of the Transaction, page 7

11.   We note the ability of either party to waive conditions to the merger. Please disclose here whether it is the board's intent to resolicit stockholder approval if either party waives material conditions. We believe that resolicitation is generally required when parties waive material conditions to a merger, and such changes in the terms of the merger render the disclosure that you previously provided to shareholders materially misleading.

Risk Factors, page 31

Scripps and Journal will incur significant costs in connection with the transactions., page 34

12.   Insofar as practicable, please provide an estimate of the costs Scripps and Journal

expect to incur in connection with the proposed transactions.

Following completion of the transactions, the loss of affiliation agreements could adversely affect Scripps' television stations' operating results., page 37

13.   Please clarify whether Scripps will automatically succeed to Journal affiliation agreements for the duration of their terms, or whether these would need to be immediately renegotiated.

Journal Media Group's expected financing arrangements may subject it to various restrictions that could limit operating flexibility., page 43

14.   Please advise us, with a view towards disclosure, of the timing of the expected credit facility Journal Media will enter into, and how you intend to disclose its material terms to Journal Media Group shareholders. We note similar disclosures at page F-94 of your financial statements.

The Scripps Special Meeting, page 49

15.   We note that both Scripps and Journal may, in addition to the mailing, solicit proxies by telephone or in-person meetings. Please note that all written soliciting materials, including any scripts used in soliciting proxies over the telephone, must be filed under the cover of Schedule 14A. See Rule 14a-6(b) and (c). Please confirm your understanding in the response letter.

The Transactions, page 61

16.   Please provide us with any analyses, reports, presentation, or similar materials, including projections and board books, provided to or prepared by the advisors in connection with rendering each fairness opinion. We may have further comment upon receipt of these materials.

17.   Please disclose any instructions or limitation either board provided to its respective advisor regarding the fairness opinion. Please refer to Item 1015(b)(6) of Regulation S-K.

Background of the Transactions, page 62

18.   Please note that the disclosure of financial forecasts prepared by management may be required if the forecasts were provided to third parties, including a third party's financial advisor. Accordingly, please disclose all material projections that E.W. Scripps Company provided to Journal Communications and/or its financial advisor, and that Journal Communications provided to E.W. Scripps Company and/or its financial advisor, or advise us why they are not material. Also, disclose the bases for and the nature of the material assumptions underlying the projections. If the projections included at page 95 through 102 are comprehensive of all material projections, please so confirm.

19.   Please revise to provide an expanded discussion of the degree to which management of both companies considered strategic alternatives, including transactions with third parties, and why the alternatives were ultimately rejected. For example, disclose the approximate number of parties with whom Journal's management had discussions, and clarify the extent of the discussions, including whether Journal received any preliminary indications of interest.

20.   Please revise paragraph five of your discussion to briefly describe what prompted Mr. Smith in December, 2013, to call Mr. Boehne to set up a meeting to discuss the future of Journal Communications and a possible combination with Scripps.

21.   Please revise paragraph eight on page 63 to briefly describe the two potential structures proposed to address governance matters.

22.   We note disclosure in the final paragraph on page 63 referencing a meeting between Scripps' senior management and representatives of Wells that included "a preliminary financial analysis of, and the potential framework for, a transaction." Please advise why this and similar presentations do not constitute a "report, opinion, or appraisal materially relating to the transaction" within the meaning of Item 4(b) of Form S-4. Alternatively, provide all of the disclosures about this and any similar presentation that is required by Item 4(b) of Form S-4 and Item 1015(b) of Regulation M-A. We may have further comment after reviewing your response.

23.   Please expand paragraph 11 on page 65 to discuss what comprised the possible alternatives to the potential transactions discussed by the Journal board on June 23, 2014.

24.   Please expand your discussion of the parties' negotiation of key aspects of the proposed deal, including, but not limited to:

- The determination of the final structure of the proposed transactions;
- The determination of the exchange ratios resulting in the post-closing equity ownership of Scripps and Journal Media Group;

- The allocation of assets and liabilities among the several companies;
- The amount of cash that will be contributed to Journal Media Group;
- The special dividend to be paid to current Scripps shareholders;
- The determination of the post-closing management and governance structure of Journal Media Group.

Expected Synergies, page 69

25.   You disclose an expected $35 million of combined synergies related to a more efficient cost structure. Please clarify how this figure relates to the $286 million in Goodwill, also characterized as synergies arising from the transactions, in your schedule of estimated fair values of the assets acquired and the liabilities assumed for the acquisition of Journal on page 146.

Opinion of Scripps Financial Advisor, page 70

26.   Please provide us with a copy of the Wells Fargo Engagement letter.

Miscellaneous, page 80

27.   Please revise to provide quantified disclosure of the compensation that Wells Fargo received for all services provided to Scripps and its affiliates during the past two years. Please refer to Item 1015(b)(4) of Regulation M-A. Please also similarly revise with respect to Methuselah and Journal Communications at page 94.

Opinion of Journal's Financial Advisor, page 84

28.   Please provide us with a copy of the Methuselah Engagement letter.

Certain Unaudited Prospective Financial Information Utilized by Scripps and Journal, page 95

29.   To the extent that the projected financials you disclose are "adjusted," please briefly describe the nature of the adjustment. We note, as one example only, the Journal "Adjusted" Broadcast Forecasts for Scripps on page 97.

The E.W. Scripps Company
Pro Forma Financial Information
Note 2 Pro Forma Adjustments, page 145

30.   We note that you calculated the purchase price of Journal based on the estimated broadcast business enterprise value of Journal as of July 2014.   You disclose that the final purchase price will be based on the value of the shares issued to the Journal shareholders at the transaction closing date. Please revise the calculation of the purchase price to use the fair value of the Scripps shares that will be issued to Journal shareholders based on the most recent trading value. Also if the range of possible outcomes may have a material impact on the amount of goodwill to be recorded in the financial statements, you should disclose the impact on the balance sheet of increases or decreases in the common share trading price.

31.   You disclose that the purchase price allocation is preliminary. Please describe any uncertainties regarding the amounts allocated to tangible and intangible assets and the effects of amortization periods assigned to the assets.

Journal Media Group
Pro forma Financial Information
Note 2 Pro Forma Adjustments, page 171

32.   We note that you calculated the estimated purchase price of JRN Newspapers using a value derived in accordance with the master agreement, based on the business enterprise value of Journal as of July 2014. Please describe in reasonable detail how the purchase price is derived. Also tell us the consideration you gave to using the estimated fair value of Journal Media Group shares issued to acquire JRN News to record the purchase price for financial reporting purposes.

33.   You disclose that the purchase price allocation is preliminary. Please describe any uncertainties regarding the amounts allocated to tangible and intangible assets and the effects of amortization periods assigned to the assets.

Scripps Newspapers
Financial Statements for the years ended December 31, 2013
Note 11 Related Party Transactions with Scripps, page F-21

34.   It appears that interest expense attributed to transactions between Scripps Newspapers and Scripps is not reflected in the financial statements. Tell us the consideration

given to providing disclosure of the extent of the intercompany transfers or intercompany balances to provide an understanding of the impact of the financing arrangement with Scripps through the centralized cash management system. Please refer to the guidance in SAB 1.B1.

JRN Newspapers
Financial Statements for the years ended December 31, 2013
Related Party Transactions and Parent Company Investment, page F-51

35.   It appears that interest expense attributed to transactions between JRN Newspapers and Journal is not reflected in the financial statements. Tell us the consideration given to providing disclosure of the extent of the intercompany transfers or intercompany balances to provide an understanding of the impact of the financing arrangement with Journal through the centralized cash management system. Please refer to the guidance in SAB 1.B1.

Exhibits/Annexes

36.   Please file all remaining exhibits as soon as possible. Upon review, we may have further comments. If you are not prepared to file the tax and legal opinions with your next amendment, please provide a draft of the opinions for us to review.

37.   Pursuant to Item 601(b)(2) of Regulation S-K, please include a list briefly identifying the contents of all omitted schedules and exhibits to the Master Transaction Agreement, together with an agreement to furnish to us a copy of any omitted schedule or exhibit upon request.

General

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Charles Eastman, Staff Accountant, at (202) 551-3794, or Terry French, Accountant Branch Chief, at (202) 551-3828, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Attorney-Advisor, at (202) 551-3415, Celeste M. Murphy, Legal Branch Chief, at 202-551-3257, or me at (202) 551-3810, with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director

Cc: Russell E. Ryba, Esq.
Foley & Lardner LLP